EXHIBIT 99.1

Pengrowth Reports Election of Directors

CALGARY, Alberta, June 26, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCX:PGHEF), today announced that at its annual general meeting of shareholders held earlier today, each of the six nominees listed in its management information circular dated May 14, 2019 were elected as directors to serve until the next annual meeting of shareholders of Pengrowth, or until their successors are elected or appointed. The results of the shares voted are set out below.

	Votes For		Votes Withheld
Wayne K. Foo	278,750,836	(96.1%)	11,326,723	(3.9%)
Chandra A. Henry	283,264,319	(97.7%)	6,813,240	(2.3%)
Kelvin B. Johnston	280,467,654	(96.7%)	9,609,905	(3.3%)
James D. McFarland	283,316,422	(97.7%)	6,761,137	(2.3%)
Peter D. Sametz	279,802,056	(96.5%)	10,275,503	(3.5%)
D. Michael G. Stewart	278,815,189	(96.1%)	11,262,370	(3.9%)

Full voting results for the annual meeting are available on SEDAR at www.sedar.com.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com